UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

TransMontaigne Partners L.P.

(Name of Issuer)

Common Limited Partner Units

(Title of Class of Securities)

89376V100

(CUSIP Number)

Kurston P. McMurray

Vice President, Legal

NGL Energy Partners LP

6120 S. Yale Ave., Suite 805

Tulsa, Oklahoma 74136

918-236-4785

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person NGL Energy Partners LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person NGL Energy Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person TransMontaigne LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person TransMontaigne Product Services LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. 89376V100		SCHEDULE 13D

1	Name of Reporting Person TransMontaigne Services LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. 89376V100	SCHEDULE 13D

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common limited partner units (the “Common Units”) of TransMontaigne Partners L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 1670 Broadway, Suite 3100, Denver, Colorado 80202.

This Schedule 13D represents Amendment No. 5 to the Schedule 13D (the “Original Schedule 13D”), originally filed with the Securities and Exchange Commission by NGL Energy Partners LP (“NGL”), NGL Energy Holdings LLC, (“NGL GP”), TransMontaigne LLC (“TMG”), TransMontaigne Product Services LLC (“TPS”) and TransMontaigne Services LLC. (“TS”) (collectively, the “Reporting Persons”).

All capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding the following:

On April 1, 2016, NGL and TS sold an aggregate of 3,166,704 Common Units to Gulf TLP Holdings, LLC and TLP Equity Holdings, LLC, entities affiliated with ArcLight Energy Partners Fund IV, L.P. (“ArcLight”), for an aggregate purchase price of $112.4 million pursuant to a Unit Purchase Agreement, dated April 1, 2016, by and among TS, NGL, Gulf TLP Holdings, LLC and TLP Equity Holdings, LLC.  Accordingly, the Reporting Persons no longer beneficially own any Common Units.

In connection with the Unit Purchase Agreement, the previously disclosed Lock-Up, Right of First Offer and Call Option Agreement between NGL and Gulf TLP Holdings, LLC was terminated.

Item 5.  Interest in Securities of the Issuer

Sections (a), (b), (c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(a), (b) On April 1, 2016, the Reporting Persons sold all of their Common Units.  Accordingly, the Reporting Persons no longer beneficially own any Common Units.

(c)                                  Except as reported herein, none of the Reporting Persons has effected any transactions in the Common Units during the past 60 days.

(d)                                 As a result of the transactions contemplated by the Unit Purchase Agreement, as of April 1, 2016 the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Units.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2016

NGL ENERGY PARTNERS LP
By: NGL Energy Holdings LLC, its general partner

By:	/s/ H. Michael Krimbill
Name:	H. Michael Krimbill
Title:	Chief Executive Officer

NGL ENERGY HOLDINGS LLC

By:	/s/ H. Michael Krimbill
Name:	H. Michael Krimbill
Title:	Chief Executive Officer

TRANSMONTAIGNE LLC

By:	/s/ Todd M. Coady
Name:	Todd M. Coady
Title:	Chief Administrative Officer

TRANSMONTAIGNE PRODUCT SERVICES LLC

By:	/s/ Todd M. Coady
Name:	Todd M. Coady
Title:	Chief Administrative Officer

TRANSMONTAIGNE SERVICES LLC

By:	/s/ Todd M. Coady
Name:	Todd M. Coady
Title:	Chief Administrative Officer